H2C Securities, Inc.

(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)

Financial Statement and Notes to Financial Statement as of and for the Year Ended December 31, 2020 and Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SEC File Number 8-19993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H2C Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4655 Executive Dr. Suit 280
(No. and Street)

San Diego	California	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Stratmoen 513-534-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

250 E 5th Street #1900	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Stratmoen _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

H2C Securities, Inc. _____ , as

of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____ 2/19/2021
Notary Public

_____
Signature

Financial and Operations Principal
_____
Title

ALBERT P. CLIFFEL III, ATTORNEY AT LAW
NOTARY PUBLIC-STATE OF OHIO
MY COMMISSION HAS NO EXPIRATION DATE
SECTION 147.03 R.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
TABLE OF CONTENTS

Page



Deloitte & Touche LLP
250 East 5th Street
Suite 1900
Cincinnati, OH 45202-5109
USA

Tel:+1 513 784 7100
Fax:+1 513 784 7204
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
H2C Securities, Inc.
Cincinnati, Ohio

Opinion of the Financial Statement

We have audited the accompanying statement of financial condition of H2C Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2020.

H2C SECURITIES, INC.

(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2020

ASSETS:

Cash and cash equivalents	$	6,743,273
Receivables from Parent Company		8,608,926
Other receivables		344,706
Securities owned, at fair value		13,000,000
Goodwill		11,938,257
Intangible assets		3,351,600
Deferred income taxes - net		1,342,846
Other assets		13,491
Total Assets	$	45,343,099

LIABILITIES:

Deferred revenue	$	815,000
Income tax payable to Parent Company or affiliated companies		322,813
Note payable		1,200,000
Other liabilities		3,039,000
Total Liabilities	$	5,376,813

SHAREHOLDER'S EQUITY:

Capital stock, $0.50 par value,		
authorized, issued and outstanding--5,000 shares,	$	2,500
Additional paid-in capital		54,247,441
Accumulated Deficit		(14,283,655)
Total Shareholder's Equity	$	39,966,286
Total Liabilities and Shareholder's Equity	$	44,528,099

Refer to the Notes to Financial Statement.

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

H2C Securities, Inc. (the "Corporation") is a broker-dealer registered with the U.S. Securities & Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Hammond Hanlon Camp LLC (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bank, National Association (the "Bank"), which is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Bank (the "affiliated companies") in the normal course of business.

On December 31, 2020 at 12:00 p.m. (the "Effective Time"), Fifth Third Acquisition Holdings LLC ("FTAH"), an indirect wholly-owned subsidiary of the Bank, acquired 100% of the Parent Company, including its wholly-owned beneficial interest of the Corporation, for consideration of $19,619,613. As part of push down accounting, the Corporation was allocated $3,351,600 of intangible assets and $11,938,257 of goodwill, which represents the revenue, expense, and growth synergies that the Corporation expects to achieve as a subsidiary within the Bancorp.

In its capacity as a broker-dealer, the Corporation provides mergers and acquisition and other financial advisory services for its customers, with a focus on healthcare service companies and related organizations. The Corporation's customers are primarily located throughout the United States, with office locations in Atlanta, Georgia, Chicago, Illinois, San Diego, California, and New York, New York. The Corporation does not hold customer funds or safeguard customer securities.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer providing merger and acquisition and other financial advisory services. The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Parent Company for the period prior to the Effective Time. Additionally, the Corporation is included in

the consolidated federal income tax return filed by the Bancorp for the period after the Effective Time. There was not a tax sharing agreement in place between the Corporation and the Parent Company. For the period prior to the Effective Time, federal income taxes are calculated as if the Corporation filed on a separate return basis. The amount of current tax or benefit calculated is either remitted to or received from the Parent Company. After the Effective Time, as described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Corporation records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more -likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Goodwill — Goodwill is required to be tested for impairment on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Corporation evaluates events and circumstances which may include, but are not limited to, the general economic environment, market conditions, the overall financial performance of the Corporation, key financial performance metrics of the Corporation and events affecting the Corporation to determine if it is not more likely than not that the fair value of the Corporation is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Corporation performs the goodwill impairment test by comparing the fair value of Corporation with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

Securities Owned, at Fair Value — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through February 26, 2021 for the Financial Statements to determine if either recognition or disclosure of significant events or transactions is required.

Accounting and Reporting Developments — Standards Adopted in 2020

ASU 2017-04 – Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
In January 2017, the FASB issued ASU 2017-04 which simplifies the test for goodwill impairment by removing the second step, which measures the amount of impairment loss, if any. Instead, the amended guidance states that an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, except that the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This would apply to all reporting

units, including those with zero or negative carrying amounts of net assets. The Corporation adopted the amended guidance on January 1, 2020. The amended guidance is applied prospectively to all goodwill impairment tests performed after the adoption date.

ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13 which modifies the disclosure requirements for fair value measurements. The amendments remove the requirements to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation processes for Level 3 fair value measurements. The amendments also add new disclosure requirements regarding unrealized gains and losses from recurring Level 3 fair value measurements and the significant unobservable inputs used to develop Level 3 fair value measurements. The Corporation adopted the amended guidance on January 1, 2020 and the required disclosures are included in Note 7.

ASU 2018-15: Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract
In August 2018, the FASB issued ASU 2018-15 which provides guidance on the accounting for implementation, setup, and other upfront costs incurred by customers in cloud computing arrangements that are accounted for as service contracts. The amendments require that implementation costs be evaluated for capitalization using the framework applicable to costs incurred to develop or obtain internal-use software. Those capitalized costs are to be expensed over the term of the cloud computing arrangement and presented in the same financial statement line items as the service contract and its associated fees. The Corporation adopted the amended guidance on January 1, 2020 on a prospective basis.

Accounting and Reporting Developments — Standards Issued but Not Yet Adopted

ASU 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12 which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also clarify and amend existing guidance for other areas of Topic 740. The amended guidance was adopted by the Corporation on January 1, 2021 either prospectively or retrospectively for the specific amendment based on the transition method prescribed by the FASB. The adoption of the amended guidance did not have a material impact on the Financial Statements.

3. **SECURITIES TRANSACTIONS**

Securities owned, at fair value are recorded at fair value, with related changes reflected in the Statement of Income for the period. Total securities at December 31, 2020 consist of the following:

	Securities
	Owned, at fair value
Money market investments	$ 13,000,000
Total securities	$ 13,000,000

Securities transactions are recorded on a trade-date basis.

4. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

At December 31, 2020, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned:

Securities owned, at fair value		Fair Value	Percentage of Total Securities
Federated Hermes Government Obligations Fund	$	13,000,000	100%
Total Securities owned, at fair value	$	13,000,000	100%

5. **INCOME TAXES**

The Corporation is included in the consolidated federal income tax return filed by the Parent Company for the period prior to the Effective Time. Additionally, the Corporation is included in the consolidated federal income tax return filed by the Bancorp for the period after the Effective Time. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2020:

Deferred tax assets:		
Personal Goodwill	$	1,704,780
State deferred taxes		216,142
Deferred revenue		171,150
Total deferred tax assets		2,092,072
Deferred tax liabilities:		
		703,836
Intangible assets		45,390
Other		
Total deferred tax liabilities		749,226
Total net deferred tax asset	$	1,342,846

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2020. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2020 will ultimately be realized. The Corporation reached this conclusion as it is expected that the Corporation's deferred tax assets will be realized through the reversal of its existing taxable temporary differences and its projected future taxable income.

No liabilities were recorded for interest related to income taxes. No liabilities were recorded for penalties related to income taxes.

6. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2020, the Corporation had goodwill of $11,938,257, all of which was established due to the acquisition of the Corporation and its Parent Company on the same day. As such, no review for goodwill impairment was required during the current reporting period.

As of December 31, 2020 the Corporation had finite-lived intangible assets of $3,351,600 and no accumulated amortization. Intangible assets include customer relationships, customer contracts, and trade name and are amortized on a sum-of-years basis over 5 years, 1 year, and 2 years, respectively. Changes in the net carrying amount of intangible assets for the year ended December 31, 2020 were as follows:

	Customer Relationships	Customer Contracts	Trade Name	Total
Net carrying amount as of December 31, 2019	$ -	-	-	-
Acquisition Activity	2,097,200	705,600	548,800	3,351,600
Net carrying amount as of December 31, 2020	$ 2,097,200	705,600	548,800	3,351,600

7. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements Using

As of December 31, 2020	Level 1	Level 2	Level 3[a]	Total Fair Value
ASSETS:				
Money market investments	$ 13,000,000	-	-	13,000,000
Securities owned, at fair value	$ 13,000,000	-	-	13,000,000

(a) During the year ended December 31, 2020, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. There were no securities included within Level 2 as of December 31, 2020.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2020.

Short-term Financial Assets and Liabilities — The fair value of the receivable from the Parent Company approximate its carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

8. FINANCING ARRANGEMENTS

The Company received a loan from First Republic Bank ("FRB") in the amount of $1,200,000 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 24, 2020 and may be forgiven by the Small Business administration (the "SBA") to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. On November 5, 2020, the Corporation applied for forgiveness of the full amount of the loan and as of December 31, 2020, the SBA has not yet approved or denied the loan's eligibility for forgiveness. The loan matures on April 24, 2022 and it may be repaid at any time with no prepayment penalty.

9. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Corporation is required to maintain a minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2020, the Corporation's net capital of $ 15,306,460 exceeded its required net capital of $278,454 by $15,028,006 and the Corporation's ratio of aggregate indebtedness to net capital was 0.273 to 1, which is less than the allowed maximum of 15 to 1 under the Rule.

10. RELATED PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the

Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

The receivables from the Parent Company of $8,608,926 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2020, the net receivable relates to $8,608,926 of general receivables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company and are net settled. At December 31, 2020, the payables to the Parent Company or affiliated companies relating to income taxes were $322,813.

As part of the Parent Company's acquisition by FTAH on December 31, 2020, simultaneous personal goodwill purchase agreements (the "PGPA") were executed between FTAH and the Parent Company's previous principal owners: Mr. William Hanlon, Mr. PJ Camp, Mr. Richard Bayman, and Ms. Victoria Poindexter. Per the terms of the PGPA, FTAH acquired the substantial personal goodwill from the sellers, which comprises of client contact and relationships, leads and sources of leads for new clients and opportunities, an established marketplace reputation, trade secrets, proprietary information, specialized knowledge and expertise, and similar intangibles and property rights ("Seller's Intangibles") which are personal assets not owned by, but are essential to the long-term success of the Corporation. Concurrently, FTAH contributed all rights, benefits, risks, and costs of the Seller's Intangibles to the Corporation.

On December 31, 2020, the Corporation entered into a Contribution Agreement with the Parent Company. Under the Contribution Agreement, the Parent Company contributed cash in the amount of $31,236,000 to the Corporation.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

The Corporation maintains a brokerage account with Fifth Third Securities, Inc., an affiliated broker-dealer who serves as the advisor for the account. Custody and clearing services for the account are provided by an unaffiliated third-party broker-dealer.

As of December 31, 2020, the Corporation had $4,830,020 cash on deposit with the Bank.

11. **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2020 will not materially impact the Corporation's Financial Statements.

As part of the contribution of the Seller's Intangibles from FTAH to the Corporation on December 31, 2020, the Corporation acquired the rights, benefits, risks, and costs associated with the PGPA, including its earnout provision. Per the terms of the PGPA, the earnout provision represents potential future compensation paid to the sellers if the Corporation meets certain revenue thresholds annually, as of acquisition date, through 2025. The Corporation has accrued $3,036,000 for these potential payments and is recorded in other liabilities within the Statement of Financial Condition.

* * * * *